Filed by Galaxy Digital Pubco Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following is a transcript of an interview on May 5, 2021 with Michael Novogratz, Founder, CEO and Chairman of Galaxy Digital:

0:00:00.0 Speaker 1: A Positively Dogged Rise, it says here in the price of Dogecoin, the cryptocurrency started as a joke in 2013, but it's not a joke anymore, according to CoinMarketCap, it's total value... I don't need to cite anyone, I can just hit up the quote and look at the market caps. It stands at $86 billion, more than FedEx, and it's up sharply this morning, it's actually backed off a little. It was above that. Joining us now to talk about what's going on here, Galaxy Digital, CEO, Mike Novogratz. Mike's actually got a big announcement of his own this morning, his firm is acquiring a digital asset infrastructure provider, BitGo, in a $1.2 billion deal. We're gonna talk about all that, Mike, but first, just what do you make of what's been going on with Dogecoin and the point has been made here that maybe it's not a real positive for the rest of crypto, it almost drags down the rest of crypto because it was kind of a joke and not real, and it makes you question... It makes some people question all of crypto at this point. What's your opinion?

0:01:04.3 Mike Novogratz: Listen, I think we all should listen to what Dogecoin is saying. It was the same thing we heard... What we saw in GameStop. There is a group of young people, a lot of them, that are singing out their voice loud and clear saying, Hey, we're gonna put our money behind this, there's some nihilism to it, there's some excitement to it, and all of a sudden... We did a report on Dogecoin, who would have thought like, Galaxy Digital is doing a report on Dogecoin. But we put a research report out yesterday, and we called it, The Most Honest Shitcoin. I got a little heck for the title. There is something really pure about it, there's no one developing on it, it is literally just a store value for this group of young millennials and Gen Z. I worry that once the enthusiasm rolls out, there are no developers, there's no institutions coming in, but it's got the monitor of the people's point right now, and it would be very dangerous to be short. I can tell you that much. And whenever I say that, I'm like, "Damn, I wish I was long." And so I do think when you think about the whole spirit of what this crypto revolution is, there is something pure in what Dogecoin has done. It's a little bit of a middle finger to the system. People are unhappy with the current financial system, they just are, they're unhappy with the rent takers, they're unhappy with the whole game dealing like it's skewed to the top 1%, and Doge is an example of that.

0:02:38.1 S1: Wow, we're gonna need a delay for you, I think next time you get... Middle fingers and other words, that aren't... I think they're... I think you're fine. I don't know about that shirt, I'm more worried about that. Okay, you know what? You got this acquisition, can you go into exact... 'Cause I know you wanna talk about it. What is BitGo? What does it do for Galaxy?

0:03:00.8 MN: So listen, BitGo is the second largest custodian in the world. With this acquisition, we become the second largest custodian behind Coinbase, with 42 billion assets in their custody. They have a huge customer base that we don't talk to, and so instantly you get 400 more institutional customers where we can cross-sell our products and they can, of course, cross-sell BitGo products to our customers. But most importantly, it's a marriage, so kinda West Coast and East Coast. It's kept in finance, when you think about the crypto revolution, it's a tight revolution. It's taking technology and the blockchain and bringing it to finance, and so we're gonna go from being a company that invested in blockchain infrastructure, that uses blockchain infrastructure to one that builds blockchain infrastructure. And that's exciting as it can be.

0:03:46.8 S1: Just to return to Dogecoin for just a second, could you, in your view, describe the difference between the way we think of Bitcoin itself just for... And you could do either or any of the others, but we understand how the case can be made for Bitcoin's store value and underlying value, and the notion that maybe it's digital gold. Is there none of that with Dogecoin in your view? And you said you'd be scared to be short, would you be scared to be long? I would think you'd be scared to just touch it one way or another at this point.

0:04:23.1 MN: Exactly, well, again, I wish I was long for about two weeks ago. Listen, all of these store of value clients including gold are social constructs. People hoping... It's investing with values, people say it has value. Usually, you invest something with value that has long history gold or something like Bitcoin with a huge infrastructure, all the mining, all the participants, so called, 130 million people holding it, and it has built up a tremendous amount of credibility over 13 years, which is kind of a miracle. Doge has its own community, the people in that community, it's very speculative. They think it has value. Most of the value is a gambling value in my mind, and or we're a social... Wear your Doge on your shirt value, but you can't discredit the fact that this group of people, mostly young, that have hoarded tons of money and built up a frenzy that this is a $50 billion-plus ecosystem. I'm not participating on the long side, I think it's dangerous because once that enthusiasm dies, if it dies, you can have a long way down. But I don't wanna discredit, it's shocking that it happens.

0:05:37.6 S1: We've heard... It's just that we've heard Tulip Mania mention about Bitcoin and crypto, right? For 13 years. That's what we've heard. And then...

0:05:47.6 MN: And people have been wrong for 13 years.

0:05:49.5 S1: I know, but you can make the case, as you did, that the network, the math involved, all the things that Bitcoin bowls point to as far as inherent value, none of that's there with Dogecoin, so if we're gonna talk Tulips, why didn't you save it maybe for this? And is this a naked emperor at this point, that's doomed to fail, or can there be enough... I just, it almost, I don't wanna use the P-word, we changed Ponzi scheme to naked scheme.

0:06:22.7 MN: Yeah. I think the younger generation is looking at the dollar and thinking the same thing. They're looking at Chairman Powell and spending dollar after dollar after dollar and saying, "It's basically a dollar, so I'm gonna find value in other things," if it's... I saw you had Gary V on, I love Gary V, by the way, so a big shout out. But if it's NFTs, if it's baseball cards, so value is being prescribed to all kinds of different things right now. And so again, it feels a little bit crazy to me, Doge revolution is happening, but that generation, this is their social currency in some ways.

0:06:57.8 S1: Alright, alright. Are you gonna watch Saturday Night Live? I guess you are, huh?

[chuckle]

0:07:03.7 MN: This is the year of the dragon jacket. I was born in the year of the dragon, so it's a big day here at Galaxy, so I decided to wear my year of the dragon jacket. It gives me extra strength.

0:07:12.6 S1: Well, Elon might, who knows what he might say on... That's what I'm alluding to.

0:07:16.6 MN: Oh, right, right, right. Yes, I will watch Saturday Night Live.

[music]

0:07:20.5 MN: Exactly. My market prediction is Doge peaks this Saturday night and you probably can sell it there.

0:07:26.8 S1: Sell it there. Right. That's what I was thinking. If he does or doesn't say anything, that could be the point. Alright, so that's what that is. That's year of the dragon shirt. Okay, that's cool. Alright, Mike Novogratz, thank you.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

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The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.